Letterhead of Clifford Chance US LLP

June 23, 2008

Mr. Jim O’Connor

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C.  20549

Re:                             PowerShares Exchange-Traded Fund Trust II
(File Nos. 333-138490, 811-21977)

Dear Mr. O’Connor:

Thank you for your oral comments provided regarding the registration statement on Form N-1A (the “Registration Statement”) for PowerShares Global Wind Energy Portfolio (the “Fund”), an exchange-traded index fund of the PowerShares Exchange-Traded Fund Trust II (the “Trust”), filed with the Securities and Exchange Commission (the “Commission”) on June 3, 2008.  Below, we describe the changes we have made to the Registration Statement in response to the Staff’s comments and provide the information that you requested.

The Trust has considered your comments and has authorized us to make responses and changes discussed below to the Trust’s Registration Statement on its behalf.  These changes were reflected in Post-Effective Amendment No. 54 to the Trust’s Registration Statement, which will be filed on EDGAR on or about June 20, 2008.

General

Comment 1.  Please confirm that the Fund is in compliance with the terms and conditions of its exemptive order.

Response 1:  Based on representations made to us by Management, the Fund is in compliance with the terms and conditions of its exemptive order.

Prospectus

Comment 2.   In the Section entitled “Principal Investment Strategies,” please confirm whether the following statement is accurate and if it is not accurate, please revise accordingly, “The Underlying Index is designed to measure the overall performance of globally traded securities of companies engaged in the nuclear energy industry and is calculated and maintained by NASDAQ OMX Group, Inc. (“NASDAQ OMX” or the “Index Provider”).”

Response 2:          The disclosure has been revised accordingly to correct this error.

Mr. Jim O’Connor
June 23, 2008

Comment 3.   To the extent that Fund will utilize swaps, please consider adding disclosure to indicate that the current market for swaps has deteriorated and whether that has resulted in increased liquidity constraints.

Response 3:          The disclosure has been revised accordingly.

*              *              *

In addition, we are authorized by our client to acknowledge the following on the Trust’s behalf:

•                  the action of the Commission or the Staff in declaring the Registration Statement effective does not foreclose the Commission from taking any action with respect to the Registration Statement;

•                  the action of the Commission or the Staff in declaring the Registration Statement effective does not relieve the Trust from its full responsibility for the accuracy and adequacy of the disclosure in the Registration Statement; and

•                  the Trust may not assert the action of the Commission or the Staff in declaring the Registration Statement effective as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 878-4931 or Clifford Cone at (212) 878-3180.  Thank you.

Sincerely yours,

/s/ Stuart M. Strauss
Stuart M. Strauss